SECL 15049025 ON

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
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SEC FILE NUMBER
8-69383

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Battery East Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building, Suite 255
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Azary (415) 671-7606
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP
(Name - *if individual, state last, first, middle name*)

1 Market Street, Suite 620 (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Michael Sobel**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Battery East Group LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CCO/Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

BATTERY EAST GROUP LLC
(SEC ID. No. 8-69383)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2014

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. ~~See attached~~
2.
3.
4.
5.
6.

Signature of Document Signer No. 1 | *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

TAYLOR BRUNS
Commission # 2050313
Notary Public - California
San Francisco County
My Comm. Expires Dec 25, 2017

Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 27 (*Date*) day of February (*Month*), 2015 (*Year*), by

(1) Michael Sobel

(and (2) ________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ________________ **Document Date:** ________

Number of Pages: ____ **Signer(s) Other Than Named Above:** ________________

BATTERY EAST GROUP LLC

CONTENTS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Battery East Group LLC

We have audited the accompanying statement of financial condition of Battery East Group LLC (the "Company") as of December 31, 2014, and the related statements of operations, changes in members' capital, and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Battery East Group LLC as of December 31, 2014 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

San Francisco, CA
February 25, 2015

BATTERY EAST GROUP LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash	$	192,646
Accounts receivable		502
Prepaids and deposits		18,115
Furniture and equipment, net of accumulated depreciation of $2,935		25,562
Total assets	$	236,825

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	12,655
Members' equity		224,170
Total liabilities and members' equity	$	236,825

The accompanying notes are an integral part of these financial statements.

BATTERY EAST GROUP LLC

STATEMENT OF OPERATIONS

For the year ended December 31, 2014

Revenues:	
Success fees/commission income	$ 301,539
Expenses:	
Professional fees	70,476
Members' compensation and benefits	99,599
Occupancy expenses	97,500
Marketing	52,216
Travel and entertainment	40,567
Regulatory fees	18,770
Data, IT, and communications	13,650
Other expenses	25,502
Total expenses	418,280
Net loss	$ (116,741)

The accompanying notes are an integral part of these financial statements.

BATTERY EAST GROUP LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

For the year ended December 31, 2014

Member's capital, beginning of year	$	40,911
Contributions		300,000
Net loss		(116,741)
Member's capital, end of year	$	224,170

The accompanying notes are an integral part of these financial statements.

BATTERY EAST GROUP LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2014

Cash flows used in operating activities:	
Net loss	$ (116,741)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	2,935
Changes in assets and liabilities:	
Prepaid expenses and other assets	(13,372)
Accounts payable and accrued liabilities	12,655
Net cash used in operating activities	(114,523)
Cash flows used in investing activities:	
Purchase of property and equipment	(28,498)
Net cash used in investing activities	(28,498)
Cash flows from financing activities:	
Member contributions	300,000
Net cash provided in financing activities	300,000
Net increase in cash and cash equivalents	156,979
Cash and cash equivalents, beginning of fiscal year	35,667
Cash and cash equivalents, end of fiscal year	$ 192,646

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Accounting Policies

Organization and Nature of Business

Battery East Group LLC (the "Company") is a Delaware Limited Liability Company formed on August 29, 2013, and its principal place of business is located in San Francisco, California. The Company is a private placement broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), on August 15, 2014 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker-dealer in the state of California effective August 20, 2014, and also registered with 15 additional states. Michael Sobel and Barrett Cohn are the two managing members of the Company.

In accordance with the Company's operating agreement, the Company will continue in existence unless dissolved by its member.

The Company is an investment banking advisory firm providing advice to corporations, private equity investors, partnerships and institutions. The Firm provides high quality independent advice and transaction execution capabilities to corporations and investors in connection with secondary market transactions in private company shares.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Investment Banking Success Fees

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. Success fees are recognized upon completion of the transaction process. Costs associated with transaction fees are expensed as incurred.

Cash

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Deposits held by commercial bank may, at times, exceed federally insured limits. The Company has never experienced any losses related to this balance. As of December 31, 2014, there were no cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company's financial instruments, including cash, other assets and accounts payable approximate fair value because of their short-term maturities.

Continued

1. Organization and Summary of Accounting Policies, continued

Accounting Policies for Furniture and Equipment

The Company has established accounting policies which establish the minimum cost (capitalization amount) that is used to capitalize assets above certain thresholds. Capitalized assets are depreciated over their useful lives of three years to five years.

Income Taxes

The Company was formed as a Delaware Limited Liability Company ("LLC"). LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. There are no uncertain tax positions as of December 31, 2014.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local, and foreign jurisdictions, where applicable. As of December 31, 2014, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2013 (year of inception) forward.

Significant Customers

For the year ended December 31, 2014, one customer accounted for 100% of total revenue.

2. Member's Capital

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by the member may be made from time to time with the consent and approval of the managing members as set forth in the Company's LLC Agreement.

Continued

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 8 to 1 for the first year and 15 to 1 thereafter. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2014, the Company had net regulatory capital of $179,991, which was $174,991 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .07 to 1.0 as of December 31, 2014.

4. Commitments and Contingencies

The Company entered into a lease agreement for its location at One Ferry Building, Suite 255, San Francisco, CA 94111. Such lease agreement was entered into on November 1, 2013, and was for a period of 12 months, at a base rate of $8,000 per month. Effective November 1, 2014, the lease agreement reverted to a month-to-month basis, at a rate of $8,750 per month.

5. Indemnifications

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

SUPPLEMENTARY INFORMATION

BATTERY EAST GROUP LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

For the year ended December 31, 2014

Net capital:		
Total member's capital		$ 224,170
Deductions and/or charges:		
Nonallowable assets:		
Other assets	(44,179)	
Total deductions and/or changes		(44,179)
Net capital		$ 179,991
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable	$ 12,655	
Total aggregate indebtedness (A.I.)		$ 12,655
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)		$ 844
Minimum dollar requirement		$ 5,000
Excess net capital		$ 174,991
Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement		$ 173,991
Ratio: Aggregate indebtedness to net capital		7.03%

There was no difference between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2014 Part IIA FOCUS filing.

BATTERY EAST GROUP LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the year ended December 31, 2014

During the year ended December 31, 2014, the Company carried no margin accounts, did not hold funds or securities for, or owe money or securities to, customers. Therefore, the Formula for Determination of Reserve Requirements under Rule 15c3-3 was not applied since the various items required in the formula were nonexistent in the circumstances as described. A weekly determination of the required balance in the Special Reserve Account for the Exclusive Benefit of Customers, under the reserve formula, was not appropriate under these circumstances. No deposits to this special account were required during the year ended December 31, 2014.

BATTERY EAST GROUP LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the year ended December 31, 2014

The Company is exempt from the requirements of Rule 15c3-3 under Section k (2)(i).

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Battery East Group LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Battery East Group LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

San Francisco, CA
February 25, 2015

Battery East Group, LLC's
Exemption Report

Battery East Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Battery East Group, LLC
[Name of Company]

I, Dennis Azary, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: FINOP/CFO

February 20, 2015

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